Exhibit 99.1

BIT Mining Announces First Closing of Bee Computing Acquisition

HONG KONG, May 31, 2022 – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, today announced it has successfully completed the first closing of its previously announced share exchange agreement dated April 5, 2021 (as amended and restated in April 2022, the “Amended and Restated Share Exchange Agreement”) entered into by the Company and the shareholders (the “Selling Shareholders”) of Bee Computing (HK) Limited (“Bee Computing”). At the first closing of the Amended and Restated Share Exchange Agreement, the Company today issued 16,038,930 of its Class A ordinary shares to the Selling Shareholders. The first closing occurred following the satisfaction or waiver of certain required closing conditions, including, among others, Bee Computing’s completion of certain reorganization steps and other customary conditions.

Pursuant to the Amended and Restated Share Exchange Agreement, the Company shall issue (i) up to 18,330,210 of its Class A ordinary shares to the Selling Shareholders, and (ii) up to 4,582,560 of its Class A ordinary shares to certain research and development team members, subject to achievement of the following milestones:

•	Development and mass-production of a new generation of Bitcoin mining machines incorporating 7-nanometer application specific integrated circuits (“ASICs”);

•	Successful development of high-performance and mass-producible Ethereum ASIC mining machines, with certain power consumption and cost control targets; and

•	Successful development of high-performance and mass-producible LTC ASIC mining machines.

Bee Computing was established in 2018 and specializes in the development and manufacture of cryptocurrency mining chips and mining machines for different cryptocurrencies, including BTC, ETH and LTC. Bee Computing has successfully mass produced over 15,000 units of supercomputing mining machines, equipped with 7-nanometer E2P chips. Currently, Bee Computing is in the process of developing three types of mining machines, including a new generation of Bitcoin mining machines, ETC and LTC mining chips and mining machines.

The new generation of Bitcoin mining machines will also be equipped with 7-nanometer chips and have theoretical computing power of up to 110 TH/s with a power consumption of 3,300W. The ETC mining machines have completed a successful IC design, using Wafer-over-Wafer (WoW) 3-D packaging techniques. This niche IC packing technology would increase the mining machines’ theoretical computing power up to 1.44 GH/s per machine, potentially making it one of the leading mining machines in terms of processing ability. Lastly, the LTC mining machines are also under development, with a planned computing power of 3,000 MH/s and power consumption of 1,800W.

“We are pleased to announce the first closing of our Bee Computing acquisition and are excited about the progress Bee Computing has made in developing and manufacturing cryptocurrency mining chips and machines,” commented Mr. Xianfeng Yang, CEO of BIT Mining. “Bee Computing has a unique R&D team which continues to achieve remarkable milestones. Going forward, we plan to devote additional resources to assist Bee Computing in its development and manufacture of more mainstream cryptocurrency mining chips and machines with increasingly cost-effective performance advantages. We believe its capabilities will optimize our product offerings and further enhance our position along the blockchain industry value chain.”

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, completing the Company's vertical integration with its supply chain, increasing its self-sufficiency and strengthening its competitive position.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining's actual results to differ materially from those indicated in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited
ir@btcm.group

ir.btcm.group

www.btcm.group

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: BITMining@thepiacentegroup.com